January 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston and David Gessert

Re:	IBERIABANK Corporation

Registration Statement on Form S-4

Filed December 20, 2017

File No. 333-222200

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, IBERIABANK Corporation (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 so that it will become effective at 4:00 p.m., Eastern Time, on Friday, January 19, 2018 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either Lee Meyerson (212-455-3675) or Elizabeth Cooper (212-455-3407) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify either Mr. Meyerson or Ms. Cooper by telephone when this request for acceleration has been granted.

IBERIABANK Corporation

By:	/s/ Daryl G. Byrd
Name:	Daryl G. Byrd
Title:	President and Chief Executive Officer